                              Annual Report

                         to the Shareholders of

                             FINGERMATRIX

                           December 20, 1996

FINGERMATRIX
145 PALISADE STREET
DOBBS FERRY, NEW YORK 10522-1617 USA
TEL: (914) 693-1050  FAX: (914) 693-1752

December 20, 1996

To:        The Shareholders of Finger/Matrix, Inc.
From:      Thomas T. Harding
           President, CEO

Subject:   Annual Report

Dear Shareholder,

On September 30, 1996 Finger/Matrix, Inc. completed its fiscal year. This is the second fiscal year completed during my tenure as your president. We completed our form 10-K and submitted it on time to the United States Securities and Exchange Commission (SEC) in late December.

Since April, 1995 we have paid mandated debt and bankruptcy administration fees aggregating approximately $2.1 million. As of this writing we have only $217,000 of this debt remaining.

Fiscal year 1996 was a very important year in the re-engineering and reconstruction of your company. As previously reported to you, the A-Warrant exercise program was quite successful. Warrant exercises through mid-January of 1996 totaled some $2.9 million. Most of the funds were from the A-Warrant program; some B-Warrant exercises were also recorded. Using those funds, plus funds received from an off-shore investor during the fiscal year, we were able to accomplish much. We built our very competent technical team and equipped them with the type of superior technical infrastructure that is an absolute necessity for the development of world-class products.

Our Chek/One access control product line was formally introduced, the Chek/Ten live scan fingerprint booking station prototype was previewed, and marketing activity began. Field tests of the Chek/One have been successful. We have expanded the family of products under the Chek/One banner to include three versions of the hardware and two versions of the software. This was all done to meet known and identified requirements of potential customers.

In December of 1996 we conducted tests for certification of our Chek/Ten live scan fingerprint booking station. Our internal test results indicated that we had complied with the specifications mandated by the United States Federal Bureau of Investigation (FBI). We are now in the process of interaction with the FBI to achieve certification.

We were fortunate to receive recognition in the industry trade press that helped to spread the word that Finger/Matrix has made a comeback. We coupled this with attendance at selected industry trade shows to reinforce that message. As a result, inquiries have steadily increased each month, and we expect this trend to continue.

Our international selling effort followed this marketing activity immediately. Early results have been promising, but we have much more to do. However, we can report that our proposal activity has produced some very positive results. We are confident that the current fiscal year will see favorable order and shipment profiles.

We continue to manage the company by watching our cash flow. Until product revenues produce enough gross margin to provide for a self-sustaining operation, we will remain at roughly the same staff level and expenditure rate. Hopefully we will begin to approach break-even from a cash standpoint before calendar year 1997 has ended.

We firmly believe that the "worst of the storm" has passed. Until the last debt payment has been made, however, we must continue to work to overcome past problems. We do this with continued resolve. Finger/Matrix is a company with a solid set of patents, outstanding base science and technology, and innovative new products. Without doubt, our people are our greatest asset.

You, our shareholders, have been patient and supportive. We who work for Finger/Matrix are all committed to making your investment a worthy one. On its merits, the company deserves to participate successfully in the huge markets that we address, and as a result, provide proper returns to you. You can be sure that we, the employees of Finger/Matrix, will continue to work with diligence toward that end.

Best regards,

Thomas T. Harding

Thomas T. Harding
President

                             FINGERMATRIX, INC.

                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                      SEPTEMBER 30, 1996, 1995 AND 1994

                              FINGERMATRIX, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                              TABLE OF CONTENTS

                                                           Page Number

Auditor's Report                                            F-1 - F-2

Balance Sheets                                              F-3 - F-4

Statements of Operations                                    F-5 - F-6

Statements of Stockholders' Equity (Deficiency)             F-7 - F-19

Statements of Cash Flows                                   F-20 - F-21

Consolidated Statement of Changes in Financial Position    F-22 - F-23

Notes to Financial Statements                              F-24 - F-37

FARBER, BLICHT & EYERMAN, LLP
------------------------------------------------------------------------------
Certified Public Accountants        255 Executive Drive, Suite 215
                                    Plainview, NY 11803-1715

                                    Telephone: (516) 576-7040
                                    Facsimile:  (516) 576-1232


To the Board of Directors
 and Stockholders of
Fingermatrix, Inc.
Dobbs Ferry, NY

     We have audited the accompanying balance sheets of Fingermatrix, Inc. (a development stage company) as of September 30, 1996 and 1995, and the related statements of operations, stockholders' equity (deficiency in assets), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fingermatrix, Inc. as of September 30, 1996 and 1995, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1a and 2 to the financial statements, the Company is a development stage company that emerged from bankruptcy in April, 1995, generated no revenue in 1996 and 1995, and has limited working capital at September 30, 1996. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of these uncertainties.

To the Board of Directors
 and Stockholders of
Fingermatrix, Inc.
Page 2

     We were engaged to audit the statements of operations, stockholders' deficiency in assets and cash flows for the year ended September 30, 1994. These financial statements are the responsibility of the Company's management. Because of the significance of the matters discussed in the immediately following paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the 1994 financial statements referred to above.

     We were unable to locate missing accounting and bookkeeping records, which included, among other things, contracts and invoices for the 1994 year, which precluded us from verifying cash receipts, disbursements, purchases and revenues. Additionally, related accounting records of the Company's accounts receivable and payable were either missing or incomplete. Due to the loss of accounting records, there were unreconciled differences in common stock as recorded by the Company and the stock transfer agent. We were unable to satisfy ourselves about the above items by means of other auditing procedures.

                                    Farber, Blicht & Eyerman, LLP

Plainview, New York
November 18, 1996, except for
Note 10e, which is as of
December 2, 1996

                                                         FINGERMATRIX, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                           BALANCE SHEETS

                                                    SEPTEMBER 30, 1996 AND 1995

                                                               ASSETS

                                                                                         1996                    1995
                                                                                       --------               ----------
Current assets:

 Cash and cash equivalents                                                             $404,986               $1,067,577
 Restricted cash (Note 1i)                                                                -                       31,825
 Inventories (Notes 1c and 3)                                                            78,870                    -
 Prepaid expenses and
  other current assets                                                                  156,842                   20,855
                                                                                       --------               ----------
Total current assets                                                                    640,698                1,120,257
                                                                                       --------               ----------
Property, plant and
 equipment - at cost
 (Note 1d):

  Equipment                                                                             206,281                   44,964
  Leasehold improvements                                                                 21,024                     -
  Furniture and fixtures                                                                 11,603                      561
                                                                                       --------               ----------
                                                                                        238,908                   45,525
Less allowance for
 depreciation and

 amortization                                                                            64,600                   32,715
                                                                                       --------               ----------
                                                                                        174,308                   12,810
                                                                                       --------               ----------
Other assets:

 Patents (Note 1f)                                                                      241,533                  224,385
 Less accumulated
  amortization                                                                          108,180                   94,961
                                                                                       --------               ----------
                                                                                        133,353                  129,424
 Deposits                                                                                13,605                   12,805
                                                                                       --------               ----------
                                                                                        146,958                  142,229
                                                                                       --------               ----------
Total assets                                                                           $961,964               $1,275,296
                                                                                       ========               ==========


                            See notes to financial statements.

                                     FINGERMATRIX, INC.
                                (A DEVELOPMENT STAGE COMPANY)

                                       BALANCE SHEETS

                                 SEPTEMBER 30, 1996 AND 1995

                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)

                                                                                       1996                     1995
                                                                                   ------------             ------------
Current liabilities:
 Accounts payable -  trade                                                         $      1,291             $     34,965
 Accrued expenses (Note 4)                                                              126,459                  977,677
 Note payable (Note 5)                                                                     -                     250,000
 Current portion of long-term debt
  (Note 6)                                                                              504,839                  628,003
                                                                                   ------------             ------------
Total current liabilities                                                               632,589                1,890,645

Long term debt (Note 6)                                                                    -                     540,659
                                                                                   ------------             ------------

Total liabilities                                                                       632,589                2,431,304
                                                                                   ------------             ------------

Comments, commitments and
 contingencies (Note 10)

Stockholders' equity (deficiency in assets) (Note 7):

  Common stock - $.01 par value:
   20,000,000 shares authorized;
   8,206,250 and 3,945,404 shares
   issued and outstanding                                                                82,062                   39,454

  Additional paid in capital                                                         60,452,875               56,412,163

  Deficit accumulated during
   the development stage                                                            (60,205,562)             (57,607,625)
                                                                                   ------------             ------------
Stockholders' equity (deficiency
 in assets)                                                                             329,375               (1,156,008)
                                                                                   ------------             ------------
Total liabilities and stockholders'

 equity (deficiency in assets)                                                     $    961,964             $  1,275,296
                                                                                   ============             ============

                          See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                                                      From
                                                                                                                    Inception
                                                                                                                  (May 1976) to
                                                            Years ended September 30,                             September 30,
                                            --------------------------------------------------------
                                                1996                  1995                  1994                    1996  (*)
                                            -----------           -----------            -----------               ------------
Revenues:
 Sales and service contracts                $     -               $       268            $    28,770               $  3,432,750
 Interest income                                 24,538                 3,009                    994                  2,817,153
                                            -----------           -----------            -----------               ------------
                                                 24,538                 3,277                 29,764                  6,249,903
                                            -----------           -----------            -----------               ------------
Costs and Expenses:
 Cost of sales                                    -                    -                      -                       2,008,190
 Write down of inventory  (Note 3)                -                    -                      -                       2,314,813
 Research and development (Note 1e)           1,358,059               751,437                760,549                 21,552,801
 Selling, general and
  administrative                              1,203,020               701,246                788,329                 33,675,013
 Bankruptcy administration
  costs (Note 2)                                  -                   260,038                454,054                    714,092
 Interest and amortization
   of debt expense                               61,396                62,985                 35,690                    669,161
 Amortization of deferred
  compensation - stock
  options (Note 10i)                              -                    -                     595,800                  4,808,788
 Loss from investment in
  Unimark Credit Systems,
  Inc.                                            -                    -                      -                       1,145,768
 Liquidation damages                              -                    -                      -                         702,118
                                            -----------           -----------            -----------               ------------
     Total costs and expenses                 2,622,475             1,775,706              2,634,422                 67,590,744
                                            -----------           -----------            -----------               ------------
Loss before extraordinary item               (2,597,937)           (1,772,429)            (2,604,658)               (61,340,841)
Extraordinary credit - gain on
 debt restructuring (Notes 1a,2)                  -                 1,781,128                 -                       1,781,128
                                            -----------           -----------            -----------               ------------
Net income (loss)                           $(2,473,840)          $     8,699            $(2,604,658)              $(59,559,713)
                                            ===========           ===========            ===========               ============

(*) Not covered by Auditors' Report.

                            See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS

                                   (Continued)

                                                               Years ended September 30,
                                              ---------------------------------------------------------
                                                 1996                 1995                      1994
                                              ---------            ----------                ----------
Earnings (loss) per common
 share (*):
  Before extraordinary credit                 $    (.42)           $     (.93)               $    (2.41)

  Extraordinary credit                             -                      .93                 -
                                              ---------            ----------                ----------
Net earnings (loss)
 per common share                             $    (.42)           $    -                    $    (2.41)
                                              =========            ==========                ==========
Weighted average number
 of shares outstanding (*)                    5,843,633             1,907,431                 1,227,222
                                              =========            ==========                ==========

(*) Retroactively adjusted to reflect reverse .07 for 1 stock split effected in April, 1995, concurrent with bankruptcy plan confirmation.

                          See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                                      Deficit
                                                   Common Stock                                     Accumulated
                                     -----------------------------------------      Additional      During the
                                                         Price       Par Value       Paid in        Development
                                      Shares           Per Share       Total         Capital           Stage            Total
                                     ---------          -------      --------       ----------      -----------      -----------
Balance (at inception)
Common stock issued for cash           564,458          $.20 to      $ 11,289       $  190,998      $     -          $   202,287
                                                           2.00
Common stock issued for assets         691,500              .17        13,830          103,206            -              117,036
Net loss for the year                    -                 -             -               -             (274,349)        (274,349)
                                     ---------                       --------       ----------      -----------      -----------
Balance at May 31, 1977(*)           1,255,958             -           25,119          294,204         (274,349)          44,974

Common stock issued upon
 conversation of debt                  222,250             2.00         4,445          440,055            -              444,500
Net loss for the year                    -                 -             -               -             (230,254)        (230,254)
                                     ---------                       --------       ----------      -----------      -----------
Balance at May 31, 1978(*)           1,478,208             -           29,564          734,259         (504,603)         259,220
Common stock issued for cash           170,000             2.00         3,400          336,600            -              340,000
Common stock issued for services        31,250             2.00           625           61,875            -               62,500
Net loss for the year                   -                  -             -               -             (967,640)        (967,640)
                                     ---------                       --------       ----------      -----------      -----------
Balance at May 31, 1979(*)           1,679,458             2.00        33,589        1,132,734       (1,472,243)        (305,920)
Common stock issued for
 liquidation damages                    32,964             2.00           659           65,269            -               65,928
Common stock issued for services        51,250             2.00         1,025          101,475            -              102,500
Common stock issued to
 noteholder for waiving
 default on note                         2,825             2.00            57            5,593            -                5,650
Common stock issued in payment
 of old debt                             1,000             2.00            20            1,980            -                2,000
Common stock issued upon
 conversion of debt                     88,393             2.83         1,769          248,231            -              250,000
Net loss for the year                    -                 -             -               -           (1,221,278)      (1,221,278)
                                     ---------                       --------       ----------      -----------      -----------
Balance at May 31, 1980(*)           1,855,890             -         $ 37,119       $1,555,282      $(2,693,521)     $(1,101,120)
                                     ---------                       --------       ----------      -----------      -----------

(*)  Not covered by Auditors' Report.

                              See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                                      Deficit
                                                   Common Stock                                     Accumulated
                                     -----------------------------------------      Additional      During the
                                                         Price       Par Value       Paid in        Development
                                      Shares           Per Share       Total         Capital           Stage            Total
                                     ---------          -------      --------       ----------      -----------      -----------
Balance at May 31, 1980(*)           1,855,890              -        $ 37,119       $1,555,282      $(2,693,521)     $(1,101,120)

Common stock issued in public
 offering                              500,000            $4.00        10,000        1,990,000            -            2,000,000

Common stock issued upon exercise
 of warrants                           339,353             3.00         6,787        1,011,272            -            1,018,059
Common stock issued upon
 recapitalization of debt              594,275             2.21 to     11,885          613,683            -              625,568
                                                           3.00
Common stock issued for services        18,000             2.00           360           35,640            -               36,000
Common stock and warrants issued
 under settlement of lawsuit            26,875             8.00           538          424,462            -              425,000

Net loss for the year                    -                  -            -                -          (1,614,141)      (1,614,141)
                                     ---------                       --------       ----------      -----------      -----------
Balance at May 31, 1981(*)           3,334,393              -          66,689        5,630,339       (4,307,662)       1,389,366

Common stock issued upon
 exercise of warrants                  430,201          2.00 to         8,605        1,231,394            -            1,239,999
                                                           4.00
Warrants issued for services at
 an exercise price less than
 market value                            -                  -           -               50,000            -               50,000
Common stock issued for services        14,500          3.05 to           288           55,339            -               55,627
                                                           4.42
Common stock issued under
 settlement of lawsuit                  16,241              -             325             (325)            -               -
Net loss for the year                    -                  -            -                -          (1,588,610)      (1,588,610)
                                     ---------                       --------       ----------      -----------      -----------
Balance at May 31, 1982(*)           3,795,335              -        $ 75,907       $6,966,747      $(5,896,272)     $ 1,146,382
                                     ---------                       --------       ----------      -----------      -----------

(*)  Not covered by Auditors' Report.

                              See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                                       Deficit
                                                      Common Stock                                   Accumulated
                           Convertible    --------------------------------------     Additional       During the
                            Preferred                     Price        Par Value      Paid in        Development
                              Stock         Shares      Per Share        Total         Capital          Stage            Total
                           ----------     ---------    ----------      ---------     -----------     -----------      ----------
Balance at May 31,
 1982(*)                        -         3,795,335        -           $ 75,907      $ 6,966,747     $(5,896,272)     $1,146,382

Preferred stock and
 warrants issued in
 a public offering             6,600           -           -                -          5,464,995           -           5,471,595
Common stock issued
 upon exercise of
 stock appreciation
 rights                         -            28,974        -                 579         337,547           -             338,126
Common stock issued
 upon exercise of
 warrants                       -           549,126     $2.00 to          10,982       1,705,279           -           1,716,261
                                                          4.80
Common stock issued
 upon conversion of
 preferred stock              (4,171)       834,100        -              16,682         (12,511)          -               -
Warrants issued to an
 employee at an
 exercise price less
 than market value              -              -           -               -               5,000           -               5,000
Common stock issued in
 payment of debt                -            74,837         3.87           1,497         289,647           -             291,144
Warrants issued in
 payment of debt                -              -           -               -             121,184           -             121,184
Net loss for the year           -              -                           -               -          (2,899,728)     (2,899,728)
                            --------      ---------                    ---------     -----------     -----------      ----------
Balance at May 31,
 1983(*)                     $ 2,429      5,282,372                    $ 105,647     $14,877,888     $(8,796,000)     $6,189,964
                            --------      ---------                    ---------     -----------     -----------      ----------

(*)  Not covered by Auditors' Report.

                              See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                                        Deficit
                                                      Common Stock                                    Accumulated
                           Convertible    --------------------------------------     Additional        During the
                            Preferred                     Price        Par Value      Paid in         Development
                              Stock         Shares      Per Share        Total         Capital           Stage           Total
                           ----------     ---------    ----------      ---------     -----------      -----------       -------
Balance at May 31, 1983(*)   $ 2,429      5,282,372                    $ 105,647     $14,877,888     $(8,796,000)       $6,189,964

Convertible preferred stock
 issued upon exercise of
 warrants                        233           -             -             -             278,768            -              279,001
Common stock issued upon
 exercise of warrants           -           154,531      $2.00 to          3,091         516,899            -              519,990
                                                             5.00
Common stock issued upon
 conversion of preferred
 stock                          (627)       125,394          -             2,508          (1,881)           -                -
Warrants issued for cash        -              -             -             -               5,000            -                5,000
Compensation expense
 relating to stock
 appreciation rights            -              -             -             -             355,500            -              355,500
Preferred cash dividends
 paid $1.00 per share           -              -             -             -            (224,747)           -             (224,747)
Net loss for the year           -              -                           -               -           (4,002,829)      (4,002,829)
                             -------      ---------                    ---------     -----------     ------------      -----------

Balance at May 31, 1984(*)     2,035      5,562,297                      111,246      15,807,427      (12,798,829)       3,121,879

Convertible preferred stock
 issued upon exercise of
 warrants                        193           -             -             -             229,307            -              229,500
Common stock issued upon
 exercise of warrants           -            44,437       2.75 to            889         244,238            -              245,127
                                                             5.00
Common stock issued upon con-
 version of preferred stock     (758)       151,546          -             3,031          (2,273)           -                -
Warrants issued for cash        -              -             -             -              12,000            -               12,000
Compensation expense
 relating to waiver of
 stock appreciation rights      -              -             -             -             230,675            -              230,675
Common stock issued in
 private offering               -           383,164          -             7,663       1,727,709            -            1,735,372
Net loss for the year           -              -             -             -               -           (3,380,834)      (3,380,834)
                             -------      ---------                    ---------     -----------     ------------      -----------
Balance at May 31, 1985(*)   $ 1,470      6,141,444                    $ 122,829     $18,249,083     $(16,179,663)     $ 2,193,719
                             -------      ---------                    ---------     -----------     ------------      -----------

(*)  Not covered by Auditors' Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1985(*)   $1,470    6,141,444   $  -      $122,829     $18,249,083    $(16,179,663)   $     -        $2,193,719
Common stock issued upon
 conversion  of
 preferred stock                (97)      19,308      -            386           (289)          -              -             -
Common stock issued upon
 exercise  of warrants         -         473,541    .75 to       9,471      1,789,543           -              -         1,799,014
                                                      7.00
Common stock issued in
 private offering              -         855,600   5.00 to      17,112      3,974,553           -              -         3,991,665
                                                      6.00
Common stock issued in
 payment of debt               -          43,228      6.76         865        290,923           -              -           291,788
Issuance of stock options
 for 300,000 shares            -           -          -           -         1,912,500           -         (1,912,500)        -
Amortization of deferred
 compensation stock options    -           -          -           -             -               -             63,750        63,750
Net loss for the year          -           -                      -             -          (3,223,374)         -        (3,223,374)
                             ------    ---------   -------   ----------   -----------    ------------    -----------    ----------
Balance at May 31, 1986 (*)   1,373    7,533,121      -        150,663     26,216,313     (19,403,037)    (1,848,750)    5,116,562

Common stock issued upon
 conversion of
 preferred stock               (250)      50,128      -          1,002           (752)          -              -             -
Common stock issued upon
 exercise  of warrants         -         283,097   4.25 to       5,662      1,197,060           -              -         1,202,722
                                                      6.75
Common stock issued upon
 exercise  of stock options    -           3,000      6.00          60         17,940           -              -            18,000
Common stock issued in
 payment of debt               -          86,116   3.00 to       1,722        181,505           -              -           183,227
                                                      5.25
Amortization of
 deferred compensation -
 stock options                 -           -          -           -             -               -            382,500       382,500
Net loss for the year          -           -                      -             -          (4,340,962)         -        (4,340,962)
                             ------    ---------   -------   ----------   -----------    ------------    -----------    ----------
Balance at May 31, 1987(*)   $1,123    7,955,462   0.00 to   $ 159,109    $27,612,066    $(23,743,999)   $(1,466,250)   $2,562,049
                             ------    ---------   -------   ---------    -----------    ------------    -----------    ----------

(*) Not covered by Auditor's Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1987(*)   $1,123    7,955,462    $  -     $ 159,109    $27,612,066    $(23,743,999)   $(1,466,250)  $ 2,562,049

Common stock issued upon
 conversation of rights        -       2,649,681    $5.00       52,994     11,876,291           -              -        11,929,285
Common stock issued upon
 exercise of warrants          -         450,164     4.64        9,003      2,014,610           -              -         2,023,613
Common stock issued upon
 conversation
 of preferred stock             (64)      12,776       -           256           (192)          -              -             -
Issuance of warrants for
 893,000 shares (net of
 retirement of warrants
 and options for 446,500
 shares)                       -            -          -         -          1,724,062           -         (1,262,712)      461,350
Amortization of deferred
 compensation -
 stock options                 -            -          -         -              -               -            439,336       439,336
Net loss for the year          -            -                    -              -          (5,786,170)         -        (5,786,170)
                             ------   ----------   -------   ---------    -----------    ------------    -----------   -----------

Balance at May 31, 1988(*)    1,059   11,068,083               221,362     43,226,837     (29,530,169)    (2,289,626)   11,629,463

Amortization of deferred
 compensation -
 stock options                 -            -          -         -              -               -            801,997       801,997

Net loss for the year          -            -                    -              -          (6,004,883)         -        (6,004,883)
                             ------   ----------             ---------    -----------    ------------    -----------   -----------
Balance at May 31, 1989(*)   $1,059   11,068,083             $  221,362   $43,226,837    $(35,535,052)   $(1,487,629)  $ 6,426,577
                             ------   ----------             ---------    -----------    ------------    -----------   -----------

(*) Not covered by Auditor's Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1989(*)   $ 1,059   11,068,083    $  -     $221,362    $43,226,837    $(35,535,052)   $(1,487,629)  $ 6,426,577

Common stock issued upon
 exercise of employee
 incentive stock options        -           8,300    $1.25         166         10,209           -              -            10,375
Common stock issued upon
 exercise of warrants           -         200,000      .50       4,000         96,000           -              -           100,000
Common stock issued
 upon conversion
 of preferred stock             (962)     192,328       -        3,847         (2,885)          -              -             -
Common stock issued in
 lieu of accumulated
 dividends on preferred
 stock                          -         257,100     2.03       5,142        516,610        (521,752)         -             -
Common stock issued for
 the purchase of Unimark        -         280,000     1.33       5,600        365,400           -              -           371,000

Common stock returned
 from escrow                    -          (1,884)      -          (38)            38           -              -             -
Common stock issued in
 private offering               -       1,150,000     1.00      23,000      1,127,000           -              -         1,150,000
Common stock issued in
 payment of debt                -         189,874     2.36       3,797        444,287           -              -           448,084
Common stock issued in
 connection with
 a loan to the  Company         -          10,000     1.00         200          9,800           -              -            10,000
Amortization of deferred
 compensation -
 stock options                  -           -           -         -             -               -            801,995       801,995
Net loss for the year           -           -                     -             -          (7,581,322)         -        (7,581,322)
                              ------   ----------             ---------   -----------    ------------    -----------   -----------
Balance at May 31, 1990(*)    $   97   13,353,801             $267,076    $45,793,296    $(43,638,126)   $  (685,634)  $ 1,736,709
                              ------   ----------             ---------   -----------    ------------    -----------   -----------

(*) Not covered by Auditor's Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1990 (*)    $97     13,353,801    $   -    $267,076    $45,793,296    $(43,638,126)    $(685,634)   $ 1,736,709

Common stock issued upon
 exercise of employee
 incentive stock options        -           6,816    $1.25         136          8,384           -             -              8,520
Common stock issued upon
 conversion of
 preferred stock                (1)           300       -            6             (5)          -             -              -
Common stock issued upon
 conversion of
 preferred stock                -       1,000,000     1.00      20,000        980,000           -             -          1,000,000
Common stock issued in
 private offering               -         700,000   .50 to      14,000        386,000           -             -            400,000
                                                      1.00
Common stock issued in
 payment of debt                -         100,525     1.22       2,010        120,307           -             -            122,317
Amortization of deferred
 compensation -
 stock options                  -           -           -         -             -               -           685,634        685,634

Net loss for the year           -           -                     -             -          (3,463,900)        -         (3,463,900)
                               ---     ---------              --------    -----------    ------------     ---------    -----------

Balance at May 31, 1991(*)     $96     15,161,442             $303,228    $47,287,982    $(47,102,026)    $   -        $   489,280
                               ---     ---------              --------    -----------    ------------     ---------    -----------

(*)  Not covered by Auditor's Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1991(*)   $   96    15,161,442   $   -     $303,228    $47,287,982    $(47,102,026)   $     -       $   489,280

Common stock issued upon
 exercise of employee
 incentive stock options        -           5,000    1.25          100          6,150           -              -             6,250
Common stock issued upon
 conversion of
 preferred stock               (299)      149,450      -         2,989         (2,690)          -              -             -
Preferred stock issued in
 public offering (net of
 registration costs)          3,165         -          -          -         2,683,356           -              -         2,686,521
Preferred stock issued in
 private offering               794         -          -          -           793,206           -              -           794,000
Common stock issued in
 private offering               -       1,022,870    50 to      20,459        900,412           -              -           920,871
                                                      1.25
Common stock issued in
 payment of debt                -          24,475     1.75         489         42,342           -              -            42,831
Preferred cash dividends paid   -           -          -          -          (233,940)          -              -          (233,940)
Issuance of stock options
 for 2,344,000 shares           -           -          -          -         3,513,000           -         (3,513,000)        -
Amortization of deferred
 compensation -
 stock options                  -           -          -          -             -               -            190,000       190,000
Net loss for the year           -           -                     -             -          (3,334,190)         -        (3,334,190)
                             ------    ----------             --------    -----------    ------------    -----------   -----------

Balance at May 31, 1992(*)   $3,756    16,363,237             $327,265    $54,989,818    $(50,436,216)   $(3,323,000)  $ 1,561,623
                             ------    ----------             --------    -----------    ------------    -----------   -----------

(*)  Not covered by Auditors' Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1992 (*)  $3,756  16,363,237 $      -   $327,265    $54,989,818    $(50,436,216)   $(3,323,000)  $ 1,561,623

Common stock issued
 upon conversion of
 preferred stock               (191)       95,530      -         1,910         (1,719)          -              -             -

Common stock issued
 in private offering            -          95,500    1.00        1,910         93,590           -              -            95,500

Common stock issued
 to employees in lieu
 of bonuses                     -         257,000     .44        5,140        107,940           -              -           113,080

Amortization of deferred
 compensation - stock
 options                        -           -          -          -             -               -            649,176       649,176

Deferred compensation
 stock options voided           -           -          -          -          (455,842)          -            455,842         -

Net loss for the year           -           -          -          -             -          (3,671,988)         -        (3,671,988)
                             ------    ----------             --------    -----------    ------------    -----------   -----------

Balance at May 31, 1993      $3,565    16,811,267             $336,225    $54,733,787    $(54,108,204)   $(2,217,982)  $(1,252,609)
                             ------    ----------             --------    -----------    ------------    -----------   -----------

(*)  Not covered by Auditors' Report.

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at May 31, 1993      $3,565    16,811,267 $          $336,225    $54,733,787    $(54,108,204)   $(2,217,982)  $(1,252,609)

Amortization of deferred
 compensation stock
 options                        -           -          -          -             -             198,600          -           198,600

Net loss for the four
 months ended September 30,
 1993                           -           -          -          -          (903,462)          -              -          (903,462)

Balance, September 30, 1993   3,565    16,811,267      -       336,225     54,733,787     (55,011,666)    (2,019,382)   (1,957,471)

Amortization of deferred
 compensation stock options     -           -          -          -             -               -            595,800       595,800

Net loss for the year           -           -          -          -             -          (2,604,658)         -        (2,604,658)
                             ------    ----------             --------    -----------    ------------    -----------   -----------
Balance at September 30,
  1994                       $3,565    16,811,267      -      $336,225    $54,733,787    $(57,616,324)   $(1,423,582)  $(3,966,329)
                             ------    ----------             --------    -----------    ------------    -----------   -----------

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996

                                                                                            Deficit
                                                Common Stock                              Accumulated
                          Convertible  -------------------------------     Additional      During the   Compensation
                           Preferred                Price    Par Value      Paid in       Development       Stock
                             Stock      Shares    Per Share    Total        Capital          Stage         Options        Total
                            ------     ---------  ---------  ----------    -----------   ------------    -----------     -------
Balance at September 30,
 1994                        $3,565    16,811,267  $   -      $336,225    $54,733,787    $(57,616,324)   $(1,423,582)  $(3,966,329)

Bankruptcy reorganization
 transactions:
  Cancellation of old shares (3,565)  (16,811,267)     -      (336,225)       339,790           -              -             -

  Issuance of new shares to
   holders of old shares and
   unsecured pre-petition
   creditors                    -       1,472,738      -        14,727        (14,727)          -              -             -

  Shares issued as additional
   consideration for settle-
   ment of post-petition
   financing (Note 2)           -         150,000      -         1,500         (1,500)          -              -             -

  Shares issued in exchange for
   convertible note (Note 5)    -         250,000    1.00        2,500        247,500           -              -           250,000

  Cancellation of deferred
   compensation stock options
   (Note 10i)                   -           -          -          -        (1,423,582)          -          1,423,582         -

  Shares issued in connection
   with settlement of litigation
   (Note 10f)                   -          78,098    4.62          781        359,667           -              -           360,448

  Shares issued to new share-
   holders in exchange for cash
   investment (Note 7)          -         300,000    1.60        3,000        477,463           -              -           480,463

Other transactions:
 Stock warrants exercised
 (Note 8)                       -         694,568   various      6,946        703,765           -              -           710,711

 Shares issued pursuant to
  a private placement
 (Note 10e)                     -       1,000,000    1.00       10,000        990,000           -              -         1,000,000

Net income for the year         -           -          -          -             -               8,699          -             8,699
                             ------    ----------             --------    -----------    ------------    -----------   -----------
Balance at September 30,
 1995                        $  -       3,945,404      -      $ 39,454    $56,412,163    $(57,607,625)   $     -       $(1,156,008)
                             ------    ----------             --------    -----------    ------------    -----------   -----------

                       See notes to financial statements.

                               FINGERMATRIX, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                FROM INCEPTION (MAY, 1976) TO SEPTEMBER 30, 1996


                                                                                                       Deficit
                                                   Common Stock                                      Accumulated
                                      --------------------------------------       Additional        During the
                                                       Price       Par Value         Paid in         Development
                                        Shares       Per Share       Total           Capital            Stage              Total
                                      ---------      ---------     ---------       -----------      -------------      ------------
Balance at September 30, 1995         3,945,404         -           $ 39,454       $56,412,163      $(57,607,625)      $(1,156,008)

Issuance of shares to holders
 of old preferred shares                142,856         -              1,429            (1,429)            -                 -

Shares issued as reimbursement
 for professional fees incurred
 by Stockholders' Alliance
 (Note 10h)                              62,032         1.75             620           107,936             -               108,556

Shares issued in exchange for
 convertible note (Notes 5 and 7)       250,000         1.00           2,500           247,500             -               250,000

Shares issued in lieu of
 employee bonuses                       143,787     $2.25 to           1,438           324,404             -               325,842
                                                       $2.00

Stock warrants exercised (Note 8)     3,162,071      $.01 to          31,621         2,867,301             -             2,898,922
                                                       $2.00
Shares issued pursuant to a
 private placement (Note 10e)           500,000        $1.00           5,000           495,000             -               500,000

Net loss for the year                     -             -               -                -            (2,597,937)       (2,597,937)
                                     ----------     --------     -----------       -----------      ------------       -----------
Balance at September 30, 1996         8,206,150         -           $ 82,062       $60,452,875      $(60,205,562)      $   329,375
                                     ----------     --------     -----------       -----------      ------------       -----------

                       See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                                          From June 1,
                                                                                                             1988 to
                                                         Years ended September 30,                        September 30,
                                                -------------------------------------------               -------------
                                                1996              1995                1994                   1996 (*)
                                                ----              ----                -----                 ---------
Cash flows from operating
 activities:

  Loss before extraordinary credit          $(2,597,937)     $(1,772,429)         $(2,604,658)           $(31,934,769)
  Extraordinary credit                             -           1,781,128                 -                  1,781,128
                                            -----------      -----------          -----------            ------------
Net income (loss)                            (2,597,937)           8,699           (2,604,658)            (30,153,641)
                                            -----------      -----------          -----------            ------------
Adjustments to reconcile net income
 (loss) to net cash used in
 operating activities:
  Extraordinary credit - gain on
   debt restructuring                              -          (1,781,128)               -                  (1,781,128)
  Depreciation and amortization                  45,104           20,811               31,265               1,201,186
  Amortization of deferred compensation
   stock options                                   -                -                 595,800               3,923,202
  Write-off of certain patents                     -                -                    -                    235,570
  Allowance for doubtful accounts                  -                -                    -                     70,354
  Write-off of property and equipment              -                -                    -                     21,991
  Gain on sale of property and equipment           -                -                    -                       (500)
  Loss from Unimark Credit System, Inc.            -                -                    -                    470,374
  Settlement of liabilities in
   exchange for common stock                    131,773             -                    -                    296,921

Changes in assets and liabilities:
 Decrease in accounts receivable                   -                -                    -                     17,429
 Decrease in interest receivable                   -                -                    -                    364,055
 (Increase) decrease in loans receivable
  from employees                                   -                -                    (994)                  8,459
 (Increase) decrease in inventory               (78,870)            -                    -                  1,506,033
 (Increase) decrease in prepaid expenses
  and other current assets                      (27,362)         (14,461)               6,030                  76,946
 (Increase) decrease in deposits                   (800)           1,900              (14,705)                (13,605)
 (Decrease) increase in accounts
  payable                                       (33,674)         (14,147)             569,931               1,808,899
 (Decrease) increase in accrued
  expenses                                     (548,593)         541,117              436,560                 892,510
                                            -----------      -----------          -----------            ------------
Total adjustments                              (512,422)      (1,245,908)           1,623,887               9,098,696
                                            -----------      -----------          -----------            ------------
Net cash used in operating activities        (3,110,359)      (1,237,209)            (980,771)            (21,054,945)
                                            -----------      -----------          -----------            ------------

(*)  Not covered by Auditors' Report.


                       See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS


                                                                                                                From June 1,
                                                                                                                   1988 to
                                                                         Years ended September 30,              September 30,
                                                               -------------------------------------------      -------------
                                                               1996               1995                1994          1996 (*)
                                                               ----               ----                ----          --------
Cash flows from investing activities:

  Expenditures for property and equipment                 $ (193,383)      $   (15,185)            $   -          $   (334,241)
  Expenditures for patents                                   (17,148)             -                    -              (203,661)
  Proceeds from sale of property and
   equipment                                                    -                 -                    -                 3,500
  Payment for covenant not to compete                           -                 -                    -              (100,000)
  Investment in Unimark Credit System,Inc.                      -                 -                    -              (111,333)
                                                          ----------       -----------             ---------      ------------
Net cash used in investing activities                       (210,531)          (15,185)                -              (745,735)
                                                          ----------       -----------             ---------      ------------

Cash flows from financing activities:

 Payment from (to) restricted cash account                    31,825           (31,825)                -                  -
 Payments to creditors as part of
  debt restructuring                                        (663,823)         (446,124)                -            (1,109,947)
 Proceeds from notes payable                                    -              575,954              991,046          2,760,811
 Proceeds from shares issued, pursuant
  to private placements                                      500,000         1,480,463                 -             5,453,914
 Proceeds from exercise of stock
  warrants and options                                     2,790,297           710,711                 -             3,626,154
 Payments under capitalized leases                              -                 -                    -               (50,109)
 Payment of dividends                                           -                 -                    -              (233,940)
 Proceeds from public offering                                  -                 -                    -             2,686,521
 Payments from employee                                         -               17,225                 -                27,225
                                                          ----------       -----------             ---------      ------------
Net cash flows provided by financing
 activities                                                2,658,299         2,306,404               991,046        13,160,629
                                                          ----------       -----------             ---------      ------------

Net increase (decrease) in cash and
 cash equivalents                                           (662,591)        1,054,010                10,275        (8,640,052)
Cash and cash equivalents at beginning
 of period                                                 1,067,577            13,567                 3,292         9,045,038
                                                          ----------       -----------             ---------      ------------

Cash and cash equivalents at end of period                $  404,986       $ 1,067,577             $  13,567      $    404,986
                                                          ----------       -----------             ---------      ------------
                                                          ----------       -----------             ---------      ------------

Supplemental disclosures of cash flow information:

  Cash paid during the period for:

   Interest                                               $   73,071       $    35,691             $     204      $    116,780
                                                          ----------       -----------             ---------      ------------
                                                          ----------       -----------             ---------      ------------


Reference is made to Notes 2, 5, 7, 8, 10e and 10f relating to non-monetary issuances of common stock.

(*)  Not covered by Auditors' Report.


                       See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION


                                                                                                     From inception
                                                                                                      (May 1976) to
                                                                                                     May 31, 1988 (*)
                                                                                                     ----------------
Use of funds:

 Operations:
 Net loss                                                                                              $29,530,169
 Items not consuming working capital:

   Depreciation and amortization                                                                        (1,267,675)
   Amortization of deferred compensation-stock options                                                    (885,586)
   Common stock and warrants issued under settlement of law suit                                          (425,000)
   Write-off of certain fixed assets                                                                      (365,440)
   Write-off of certain patents                                                                           (220,238)
   Stock appreciation rights                                                                              (924,301)
                                                                                                     -------------

Working capital consumed by operations                                                                  25,441,929

Expenditures for patent applications                                                                       570,805
Acquisition of fixed assets                                                                              1,547,222
Deferred compensation - stock options                                                                    3,175,212
Reclassification of test equipment from inventory to fixed assets                                          633,319
Increase in deferred charges                                                                               209,187
Common stock issued in connection with acquisition of fixed assets                                          81,276
Common stock issued in connection with acquisition of patents                                               25,115
Long-term debt converted into common stock                                                                 444,500
Payments and current maturities of long-term debt                                                        1,506,173
Preferred dividends paid                                                                                   224,747
Loans receivable from employees                                                                             80,897
                                                                                                     -------------

Total funds consumed                                                                                    33,940,382
                                                                                                     -------------

Sources of funds:

 Collections of loans receivable from employees                                                             80,897
 Decrease in deferred charges                                                                              100,418
 Increase in long-term debt                                                                              1,950,672
 Issuances of common stock                                                                              32,695,141
 Issuances of preferred stock                                                                            5,976,001
 Proceeds from sale of warrants                                                                             17,000
 Issuance of stock options                                                                               3,636,562
                                                                                                     -------------

Total funds provided                                                                                    44,456,691

Net increase in working capital                                                                         10,516,309
Working capital - inception                                                                                 -
                                                                                                     -------------

Working capital, May 31, 1988                                                                          $10,516,309
                                                                                                       ===========


(*)  Not covered by Auditors' Report.


                       See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION


                                   (Continued)

                                                                                                          From inception
                                                                                                           (May 1976) to
                                                                                                          May 31, 1988 (*)
                                                                                                          ----------------
Changes in components of working capital:

 Increase in current assets:

  Cash                                                                                                   $ 9,045,038
  Accounts receivable                                                                                         76,203
  Interest receivable                                                                                        364,055
  Loans receivable from employees                                                                             37,264
  Inventory                                                                                                1,584,903
  Prepaid expenses and other current assets                                                                  125,163
 (Increase) in current liabilities:

  Accounts payable                                                                                          (456,779)
  Accrued expenses                                                                                          (259,538)
                                                                                                         -----------
Net increase in working capital                                                                          $10,516,309
                                                                                                         -----------
                                                                                                         -----------


(*)  Not covered by Auditors' Report.


                       See notes to financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994


Note 1.  Summary of Significant Accounting Policies

                    a.  Organization, history and basis of presentation

                              The Company was incorporated in the State of New
York in May, 1976. For the period from its inception through September 30, 1996, the Company has been in the development stage and, accordingly, has directed its efforts and resources to product and prototype development and production planning of its electronic fingerprint identification systems. The Company operated as a debtor in possession pursuant to Chapter 11 of the Federal Bankruptcy Code until September, 1994, at which date a Trustee was appointed. On March 31, 1995, a Plan of Reorganization was confirmed and, accordingly, the Company exited from protection of the Bankruptcy Court and the Company's Management was transferred to a Board of Directors.

                              The financial statements have been prepared
assuming that the Company will continue as a going concern which is dependent upon the successful completion of the Company's development program, fulfilling of its obligations pursuant to the Plan of Reorganization, generating sufficient sales to obtain profitable operations and its ability to obtain additional working capital or financing, if necessary. During the three years ended September 30, 1996, the Company had aggregate operating revenues of $29,000 while incurring losses before extraordinary credits aggregating $6,850,900 during the same period. Additionally, the Company has an accumulated deficit of $60,205,562 as of September 30, 1996. The Company's recurring losses from operations and lack of sufficient working capital raise substantial doubt about the Company's ability to continue as a going concern (see Note 2).

                              The Company believes that its existing cash and
the proceeds from future anticipated equity contributions from the exercise of warrants and additional equity commitments made from one investor (Note 10e) will generate sufficient cash to maintain its operations through January, 1997. In order to continue its operations and meet its reorganization plan obligations, management has taken steps to produce a prototype of its fingerprint identification systems equipment, which it intends to market to law enforcement agencies, commercial enterprises or other agencies and organizations that can utilize these type of products. Based upon the reactions received by the potential customers to date, the Company believes that its scanner and technology will be well received. Production commenced in the quarter ended December 31, 1996 on the Single Finger Access Control System.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 1.  Summary of Significant Accounting Policies (continued)

                    b.  Use of Estimates

                              The preparation of financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    c.  Inventory valuation

                              Inventories are valued at the lower of cost
(first-in, first-out) or market.  See Note 3.

                    d.  Property and equipment

                              Depreciation  is computed on the  straight-line
method over the estimated useful lives of the assets, which is generally five years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Any gain or loss realized on disposition is recorded in operations at the time of the disposal. Expenditures for maintenance, repairs, renewal and betterments are reviewed by management and only those expenditures representing improvements to property and equipment are capitalized (see Note 1f).

                    e.  Research and development

                              The Company  accounts for software  development
costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Accordingly, certain software development costs incurred will be capitalized after technological feasibility has been demonstrated. Technological feasibility is determined when planning, designing, coding and testing have been completed according to design specifications. Commencing with product introduction, such capitalized amounts will be amortized on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Amortization of capitalized software costs will be charged to cost of product revenues and cost of services revenues. As testing of the Company's products has not been completed, no software development costs have been capitalized from inception through September 30, 1996. Research and development expenditures are charged to research and development in the period incurred.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 1.  Summary of Significant Accounting Policies (continued)

                    f.  Patents and intangible assets

                              The cost of obtaining  patents is amortized on
the straight-line method over 17 years. Patent application costs are deferred until a patent is received or the application is abandoned. During the year ended September 30, 1996, patent application costs aggregated $17,148. Costs incurred to maintain patents in good standing are expensed as incurred. Amortization of patent costs was $13,219, $15,815 and $15,815 for the years ended September 30, 1996, 1995 and 1994, respectively.

                              In fiscal 1996, the Company adopted  Statement of
Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Accordingly, the Company evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset. The Company determines the recoverability of the carrying amount of each intangible asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investment, the estimated useful or contractual life of the intangible asset, the contract or product supporting the intangible asset, and in the case of purchased technology and capitalized software development costs, the Company will periodically review the recoverability of the assets value by evaluating its products with respect to technological advances, competitive products and the needs of its customers. During fiscal 1996, the Company did not incur any long-lived asset impairment losses.

                    g.  Revenue recognition

                              The Company  recognizes  revenues from customers
upon delivery and installation, subject to acceptance by the customer, of its systems. Service contract revenues are recognized as earned, pursuant to the terms of the contract.

                    h.  Earnings (loss) per common share

                              Earnings (loss) per common share is computed using
the income (loss) for the year adjusted for preferred dividends divided by the weighted average number of common shares outstanding during the respective periods. Retroactive effect has been given for all periods shown for the reverse .07 for 1 stock split effected April, 1995 concurrent with the bankruptcy plan confirmation. Common stock equivalents, convertible notes and convertible preferred stock outstanding, were not included in the computation, since the effect of their inclusion would be anti-dilutive or immaterial.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 1.  Summary of Significant Accounting Policies (continued)

                    i.  Cash equivalents and restricted cash

                              Cash and cash equivalents generally consist of
cash and money market instruments. These securities have original maturity dates not exceeding three months. Such investments are stated at cost which approximates fair value and are considered cash equivalents for purposes of reporting cash flows.

                              Cash that has been segregated for settlement of
pending bankruptcy claims, which is under the control of a court-appointed trustee, is deemed restricted cash and is not included in cash equivalents.

                    j.  Income taxes

                              Deferred income taxes are provided, if
appropriate, to reflect the tax effect of differences between the financial statement and income tax basis of assets and liabilities. These differences result from the utilization of net operating losses. See Note 8.

                    k.  Concentration of credit risk

                              Financial  instruments  which  potentially
subject the Company to concentrations of credit risk are cash and cash equivalents. The Company maintains its cash in highly rated financial institutions. As of September 30, 1996, the Company had bank deposits exceeding Federally insured limits by approximately $305,000.

                    l.  Accounting for stock-based compensation

                              In October  1995,  SFAS No.  123,  "Accounting
for Stock-Based Compensation", was issued. SFAS No. 123 establishes a fair value method of accounting for stock-based compensation plans either through recognition or disclosure. The Company intends to adopt the disclosure provisions of the Statement and, therefore, does not anticipate that SFAS No. 123 will have a material impact on its financial position, results of operations or cash flows.

                    m.  Fair value of financial instruments

                              The carrying  amounts of financial  instruments,
including cash and short-term debt, approximated fair value as of September 30, 1996 and 1995. The carrying value of long-term debt, including the current portion, approximated fair value as of September 30, 1996 and 1995, based upon the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 2.  Bankruptcy Reorganization

                    On September 15, 1993, the former Chief Executive Officer of the Company caused a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code to be filed on behalf of the Company in the Bankruptcy Court. As of that date, liabilities of the Company aggregated approximately $2,168,500, which exceeded the Company's assets of $252,000 by $1,916,500. The Company operated as a debtor under Chapter 11 of the United States Bankruptcy Code until September, 1994, at which date a Trustee was appointed. On March 31, 1995, a Plan of Reorganization ("the Plan") was confirmed. In the interim, the Chief Executive Officer was replaced and new management installed.

                    The Plan established different classes of creditors or equity interests and specified the property, if any, that was to be distributed to each class. As more fully detailed below, the Plan provides for distribution to the creditors of cash, Fingermatrix New Common Stock, A-Warrants, B-Warrants, and C-Warrants, and other consideration. See Notes 7 and 8 for further discussion of stock and warrant issuances.

                    The Company restructured $2,920,890 of liabilities by the payment of $447,150 on the distribution date (April 19, 1995), a commitment to pay $332,166 in the future, and the issuance of common stock and warrants valued at $360,448 in lieu of a cash payment (Note 10f), resulting in an extraordinary gain of $1,781,128 during the year ended September 30, 1995. This settlement represents a payment of approximately 27 cents for every dollar of pre-petition debt. During the term of the bankruptcy, the Company incurred $714,092 of bankruptcy administrative costs. These costs, primarily professional fees for attorneys and accountants, were expensed during the two years ended September 30, 1995. Through September 30, 1996, all Plan required payments had been made by the Company.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 2.  Bankruptcy Reorganization (continued)

                    The following is a summary of the cash, common stock and warrant distributions scheduled to be made under the Plan as modified by the Board of Directors and approved by the Shareholders:



                                                                                                             Cash on     Deferred
                                    New Common Shares  A-Warrants  B-Warrants  C-Warrants  Other Warrants  Distribution    Cash
        Recipient                   Number (A)    %     Number      Number      Number      and Options       Date       Payments
------------------------------------------------------------------------------------------------------------------------------------
Old Shareholders                    1,500,000    50%      2,500,000  1,250,000   -0-          -0-            -0-          -0-
------------------------------------------------------------------------------------------------------------------------------------
New Shareholders                      825,000  27.5       1,375,000    687,500   -0-          -0-            -0-          -0-
------------------------------------------------------------------------------------------------------------------------------------
SIS Capital Corp.                     150,000     5         250,000    125,000   -0-          -0-         $250,000     $817,000
------------------------------------------------------------------------------------------------------------------------------------
Unsecured Creditors                   300,000    10         500,000    250,000   -0-          -0-       $96,520/$.05  $351,662/$.20
                                                                                                        per $1.00 of  per $1.00 of
                                                                                                        allowed claim allowed claim
------------------------------------------------------------------------------------------------------------------------------------
ESOP (B)                              225,000   7.5         375,000    187,000   -0-        350,000          -0-          -0-
                                                                         (C)
------------------------------------------------------------------------------------------------------------------------------------
Gordon Molesworth, Daniel Storr
and Orvall Riessen                      -0-     -0-         500,000    250,000  300,000       -0-            -0-          -0-
------------------------------------------------------------------------------------------------------------------------------------
Michael Schiller                        -0-     -0-         100,000     50,000   -0-        200,000          -0-          -0-
                                                                                            (Note 8)
------------------------------------------------------------------------------------------------------------------------------------
                      TOTAL:        3,000,000   100%      5,725,000  2,862,500  300,000
------------------------------------------------------------------------------------------------------------------------------------

(A) Actual number of shares distributed varies from the above chart; see Statement of Shareholders' Equity (Deficit).
(B) Modified so that stock warrants were issued in lieu of shares.
(C)  Deleted.  See Note 8(b) for modifications.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 3.  Inventories

                    As of September 30, 1996, inventories consisted of raw material components purchased in the 1996 fiscal year, to be utilized in the production of the Company's fingerprint identification systems.

                    As of May 31, 1992, the Company's financial statements reflected inventory aggregating $502,582. However, the Company's limited sales led management to re-evaluate its inventory and a determination was made that new prototypes were required and the Company's existing inventory had no market value. Accordingly, all inventory was written off and no inventory was reflected in the accompanying financial statements for 1995 and 1994.

Note 4.  Accrued Expenses

                    Details of accrued expenses as of September 30, 1996 and 1995 are as follows:


                                              1996           1995
                                              ----           ----
      Accrued salaries                    $ 22,968       $302,625
      Bankruptcy administration costs         -           595,794
      Patent professional fees and costs    32,689           -
      Other                                 70,802         79,258
                                          --------       --------
                                          $126,459       $977,677
                                          --------       --------
                                          --------       --------
Note 5.  Note Payable

                         As of the balance sheet dates, note payable is
comprised of the following:


                                                  September 30,
                                               ------------------
                                               1996          1995
                                               ----          ----
Convertible note payable - Tampa
Firefighters' and Police Officers'
Pension Fund; post-petition financing;
note bears interest at prime, plus
4% per annum (12.75% at September 30,
1995), convertible into 250,000 shares
of common stock; maturity May 30, 1996 (a)   $   -         $250,000
                                             --------      --------
(a) On May 23, 1996, the note was
    converted by the note holder into
    250,000 shares of common stock.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 6.  Long-term Debt

                    As of September 30, 1996 and 1995, long-term debt is comprised of the following:

Note payable - SIS Capital Corp. ("SIS) post- petition financing; note in the original amount of $1,067,000 was collateralized by a first lien upon all
 Company assets and bears interest at prime, plus 2% (10.25% and 10.75% at
 September 30, 1996 and 1995, respectively); note is payable in three $200,000 semi-annual installments, commencing October 19, 1995; the principal balance and all accrued interest is payable April 19, 1997 (as of September 30, 1996 and 1995, related accrued interest aggregated $15,552 and
 $35,744, respectively)(a)                                                           $417,000                $  817,000

Pre-petition payables due in three semi-annual payments, commencing October 19, 1995, without interest (final payment made October 19, 1996):

  Unrelated creditors                                                                  41,990                   176,006
  Related parties (see Note 10a)                                                       45,849                   175,656
                                                                                     --------                ----------
                                                                                      504,839                 1,168,662
Less current portion                                                                  504,839                   628,003
                                                                                     --------                ----------
                                                                                     $   -                   $  540,659
                                                                                     --------                ----------
                                                                                     --------                ----------

(a) On June 1, 1996, SIS agreed to waive and discharge its first priority security interest and lien on the Company's assets.


                                FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 7.  Preferred and Common Stock

                    Effective with the bankruptcy reorganization consummated on March 31, 1995, the Company's entire preferred and common stock structure was changed. As of that date, all issued and outstanding convertible preferred $.01 par value shares and common $.02 par value shares were canceled and new common stock with $.01 par value was issued.

                    In conjunction with the reorganization, the Company arranged for new stockholders to invest $480,463 in exchange for 300,000 new common shares. Said proceeds were received in April, 1995. The Plan of Reorganization had allotted, 825,000 shares for issuance to said new stockholders, which would have represented an ownership of 27 1/2% in the Company. See chart in Note 2. These shareholders were also issued 500,000 A-Warrants and 250,000 B-Warrants.

                    In October, 1994, $250,000 was received from another investor. The proceeds represented a convertible note payable with interest at prime, plus 4% (11.75%). In April, 1995, the note was converted into 250,000 shares of common stock. Accrued interest was forgiven upon conversion and was included in the gain on debt restructuring.

                    The Company has 1,000,000 shares of preferred stock ($.01 par value) authorized, however, none are issued or outstanding. All prior classes of preferred had been canceled and exchanged for New Common Stock under the Plan. The Preferred Stock may be issued in one or more series by the Board of Directors without further shareholder action and shall contain such terms and designations as the Board of Directors may fix.

Note 8.  Stock Warrants and Options

                    a. In addition to the common shares issued as part of the revision of the capital structure of the Company discussed in Note 7 above, the Company issued three classes of common stock warrants, Series A, B and C. The number of warrants expected to be issued is detailed in the chart in Note 2. Pursuant to the terms of the reorganization plan, all previously issued warrants that were not fully exercised, exchanged and evidenced by stock certificates were canceled. Class A warrants expired January 16, 1996, except for 500,000 warrants issued to three individuals who were instrumental in securing financing for the Company.

                          In conjunction with the overall settlement of claims
between the Company and the former Chief Executive Officer, the Company issued an additional 200,000 common stock warrants ("additional warrants") that were exercisable at $.01 per share and which were exercised in September, 1996.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 8.  Stock Warrants and Options (continued)

                          As of September 30, 1996, the number of warrants
exercisable is detailed in the chart below:

                            Exercise
               Number of    price per     Expiration         Total
  Class         warrants      share          date            Amount
  -----        ---------    ---------     ----------         ------
B Warrants     1,245,681      $2.00    January 14, 1997    2,491,362
C Warrants       100,000      $ .01    April 17, 2000          1,000

                         Class B warrants entitle the holder thereof to purchase
for $2.00 one share of common stock in exchange for one warrant.

                         Class C and additional Warrants entitle the holder
thereof to purchase for $.01 one share of common stock in exchange for one warrant.

                         Class A warrants  entitled  the holder  thereof to
purchase for $1.00 one share of common stock in exchange for one warrant. Exercising party also received one-half of one B Warrant.

                    b. On July 21, 1995, the Company adopted and the Stockholders subsequently approved, an Employee Stock Option Plan ("ESOP") that covers employees of the Company and an Outside Directors Stock Option Plan ("DSOP"). The Company has reserved 850,000 shares of common stock for issuance to key employees and/or directors under these plans. Changes in the shares authorized, granted and available under the Plans are as follows:

                                                              Number
                                                                of
                                                              Shares
                                                              ------
Authorized July 21, 1995 (1)                                 850,000
Granted                                                     (578,500)
Exercised                                                       -
                                                           ---------

Available , September 30, 1995                               271,500
Granted                                                      (34,000)
Terminated                                                    42,500
Exercised                                                       -
                                                           ---------
Available, September 30, 1996                                280,000
                                                           ---------
                                                           ---------
(1)  Date of adoption of Plan.

                                FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 8.  Stock Warrants and Options (continued)

               Option exercise prices pursuant to the ESOP and DSOP shall not be less than 85% and 100%, respectively, of the fair market value of the common stock at the time of the Grant. During the years ended September 30, 1996 and 1995, options were granted at prices ranging from $1.75 to $2.375 per share. Exercise periods are for ten years (5 years for certain incentive stock options), but terminate at a stipulated period of time after an employees' death or termination of employment for causes other than disability or retirement. No options have been exercised since inception of the plans. The options become exercisable in such installments, which need not be equal, and at such times as designated by the Compensation Committee.

Note 9.  Income Taxes

                    The Company, as of September 30, 1996, has available approximately $47,762,000 of net operating loss carryforwards to reduce future Federal and state income taxes. In addition, the Company had available investment tax credits of approximately $15,100, expiring 1996 through 2001, and research tax credits of approximately $585,000 which began to expire in the fiscal year ended May 31, 1993. Since there is no guarantee that the related deferred tax asset will be realized by reduction of taxes payable on taxable income during the carryforward period, a valuation allowance in the amounts of $19,012,000 and $18,667,000, respectively, has been computed to offset in its entirety the deferred tax asset attributable to the net operating loss and tax credits.

                    The net operating loss carryforwards expire as follows:

                         Year                                                NOL Amount
                         ----                                               -----------
                         1997                                               $ 2,549,215
                         1998                                                 3,878,063
                         1999                                                 3,181,148
                         2000                                                 3,290,778
                         2001                                                 4,047,945
                         2002                                                 5,383,607
                         2003                                                 5,162,539
                         2004                                                 5,615,608
                         2005                                                 2,207,073
                         2006                                                 2,792,000
                         2007                                                 3,671,988
                         2008                                                   903,462
                         2009                                                 2,604,658
                         2010                                                 2,473,840
                                                                            -----------
                                                                            $47,761,924
                                                                            -----------
                                                                            -----------

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 9.  Income Taxes (continued)

                    Under Section 382 of the Internal Revenue Code of 1986, the use of the Company's net operating loss carryforwards and various business tax credits may be limited after the occurrence of an ownership change, as defined. An ownership change is a series of transactions resulting in an increase of more than 50 percentage points in the percentage of ownership interest in stockholders who, before or after such ownership change, own, directly, or indirectly, 5% or more of the stock of such corporation.

Note 10.  Commitments and Contingencies

                    a. The Company leases its office and factory space pursuant to a non-cancelable operating lease which expires in November, 1998. The terms of the lease require the Company to pay for its own electricity, in addition to the basic annual rental which increases from $47,061 to $54,479 over the term of the lease.

                           The future minimum annual rental commitments at
September 30, 1996 on long-term leases is as follows:

                           1997              $51,885
                           1998               54,479
                           1999                6,810

                           Rental expense for each of the periods was as
follows:

      Year ended September 30, 1994              $471,280
      Year ended September 30, 1995                64,751
      Year ended September 30, 1996                73,019

                           During the pendency of the bankruptcy reorganization,
the former President and his family made claims for, among other things, back rent,

diminution of value of their building and unpaid real estate taxes. The Trustee reached an accord with said individuals that aggregated $907,000, which was included in the class of general unsecured creditors. A substantial portion of this amount was classified as rent expense in the 1994 financial statements.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 10.  Commitments and Contingencies (continued)

                    b. The Company has an employment agreement Thomas T. Harding, who is serving as President, providing for an annual salary of $140,000, which agreement expires in April, 1997. The agreement is automatically renewed unless either the Company or the employee gives 30 days written notice terminating the contract.

                    c. Effective January 1, 1990, the Company established a 401(K) defined contribution and trust plan which covers substantially all officers and employees upon completion of six months employment. Officers and employees may contribute from 1% to 15% of their compensation. The Company may contribute to the fund at the discretion of management. During the three years ended September 30, 1996, the Company did not make a contribution. The Company has elected to pay the plan administrative expenses, which were nominal, for this period.

                    d. At September 30, 1996, 2,195,681 shares of the Company's common stock were reserved for issuance in connection with the exercise of warrants, grants to employees, and the employee and director stock option plan (see Note 2 and Note 7).

                    e. On August 30, 1995, the Company executed a stock purchase agreement with an offshore corporation that provided for said investor to purchase 2,000,000 shares of common stock at $1.00 per share for an aggregate $2,000,000 cash investment. Through September 30, 1995 and 1996, the Company had received $1,000,000 and $1,500,000, respectively, towards this purchase. By December 2, 1996, the unpaid balance of $500,000 was received in full.

                    f. On October 5, 1995, the Company settled a disputed $395,000 claim, with a former customer by issuing securities as discussed below with an estimated value of $360,448. The customer had been seeking a refund of monies previously paid to the Company for sales. However, in lieu of cash, the settlement required the Company to issue 53,098 shares of common stock, 88,143 Class A warrants, and related 44,072 Class B warrants. Additionally, the customer received 50,000 additional Class A warrants and the Company gave a $25,000 credit towards the exercise of these additional Class A warrants. The gain on debt restructuring in the accompanying statement of operations for the year ended September 30, 1995 has been charged $360,448 to reflect the cost to the Company of this settlement.

                               FINGERMATRIX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996, 1995 AND 1994

Note 10. Commitments and Contingencies (continued)

                    g. To correct an error in the Plan, on October 24, 1995, the Company approved the distribution of new common stock and warrants to holders of the Series B convertible preferred stock and certain present and former employees who were not fully covered by the original distribution made on April 19, 1995. The series B preferred shares were erroneously treated as if they were old common stock for purposes of the exchange into new common stock, when as a matter of right, each said share was convertible into five shares of new common. The additional shares and warrants aggregated 180,826 and 301,256, respectively.

                    h. During the pendency of the bankruptcy reorganization, a Stockholders' Alliance was formed by a group of common stock owners. Said Alliance incurred certain legal and professional fees in connection with financing and other company related matters. To reimburse the Alliance for said expenses, the Board of Directors approved the issuance of 62,032 shares to the individuals who comprised the Alliance.

                    i. In 1992, the Company issued 2,344,000 stock options to three key employees at below market price. The difference between the market price and the exercise price of the options granted aggregated $3,513,000 and was charged to deferred compensation - stock options and additional paid-in-capital was credited. In subsequent periods, the options were terminated due to the departure of the employees. At that time, the unamortized portion was written off and additional paid in capital was charged. For the year ended September 30, 1995, said charge amounted to $1,423,582.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements of the Company and notes thereto annexed hereto for the year ended September 30, 1996. This discussion and analysis does not reflect events subsequent to September 30, 1996. Such subsequent events, however, do not materially change the conclusions one would draw from the following discussion and analysis.

Liquidity and Capital Resources

Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operation-Liquidity and Capital Resources" of the 1995 Form 10-K, Part II, Item 7, as to Registrant's lack of revenues and dependence upon the sale of its securities to fund the operations of the Registrant. Such dependence continued throughout the fiscal year ended September 30, 1996 as the Registrant had no sales revenues. Based upon present lack of substantial firm sales orders, it is likely that the Registrant will be dependent upon financing through sale of its securities to maintain its operation for a substantial portion of the year ending September 30, 1997, if not for the entire fiscal year.

In the fiscal year ended September 30, 1996, the Registrant secured s3,398,922 in equity financing through the private sales of its common stock and the exercise of A-Warrants and B-Warrants. A substantial proportion of the capital raised by the Registrant since its exit from reorganization in April 1995, namely, $1,109,947, was paid to creditors and secured creditors under the Plan, of which $663,823 was paid in the fiscal year ended September 30, 1996, leaving a balance of $504,839 plus interest at approximately 10.5% per annum. As of November 30, 1996, the Registrant paid an additional $287,839, leaving a balance of $217,000 plus interest which is to be paid in April, 1997, to one remaining creditor, SIS Capital Corp. Such payments to creditors drained away much needed capital for the development of the Registrant's products, and contributed to the delay in being able to market the products. Upon the final payment to SIS Capital Corp. scheduled for April 1997, the Registrant shall be debt free, assuming the Registrant does not raise additional capital through bank or other debt financing, and Registrant shall able to apply capital raised through sale of its securities exclusively to the development and marketing of its products.

As of September 30, 1996, Registrant had cash or cash equivalents in the sum of $404,986. The Registrant had on that date working capital of only $8,109. This working capital was reduced by the portion of the Bankruptcy Obligations payable within one year. As stated above, the Registrant raised $3,290,298 in equity financing for the year ended September 30, 1996. The monthly operating costs of Registrant for such fiscal year averaged $208,000. Based upon recent monthly operating costs of $180,000, and based upon an additional $500,000 investment by P.T. Dolak and exercise of B-Warrants of approximately $45,000, the Registrant has sufficient capital to continue for at least two months from November 30, 1996 assuming that it has no revenues from sales of its products and services and that it does not raise additional capital through the sale of its securities1.

The monthly operating costs do not take into account the remaining payment of $217,000 which the Registrant has to make on the Bankruptcy Obligations2 to SIS Capital Corp. on April 19, 1997. The Registrant has paid on the Bankruptcy Obligations through November 30, 1996 a total of $2,111,878, all of it financed from funds raised from the Equity Lenders and the Private Placement.

In order to finance funding for operations of the Registrant as well as to pay for the Bankruptcy Obligations, Registrant shall seek such funding through sales of its securities in private placements exempt from registration under the Securities Act.

Results of Operations

During the thirty-six month period from October 1, 1993 to September 30, 1996, the Registrant's revenues from sales aggregated to approximately $57,500 (inclusive of interest revenues) as contrasted to the cost and expenses of operations during this thirty-six month period aggregating approximately $6,908,500. Of these costs and expenses, research and development during this thirty-six month period aggregated approximately $2,870,000; selling, general and administrative expenses totalled approximately $3,406,700, and interest and

------------------------------
1 Additional capital was received by the Company through the sale of its common stock in the months of December 1996, January and February 1997 aggregating approximately $700,000 which are not reflected in the in this discussion and analysis. Of the sum of $700,000, the sum of approximately $270,000 was received by the Company through exercise of approximately B-Warrants at a price of $2 per share for 125,000 shares, $450,000 was received in a sale to eleven non-U.S. persons at a price of $1.4344 per share for 313,720 shares. These sales are in addition to the sale of securities to P.T. Dolak referred to immediately above contemplating an investment of $500,000, but (does include the $45,000 contemplate from the exercise of the B-Warrants.

2 Bankruptcy Obligations are (i) debts to unsecured creditors of approximately $540,000, (ii) debts to SIS Capital Corp. of approximately $1,067,000, and
(iii) administrative costs and professional fees aggregating approximately $728,600, inclusive of approximately $14,600 ordered by the Bankruptcy Court to be paid to Gordon Molesworth in reimbursement of services rendered and expenses incurred in the Company's Chapter 11 Bankruptcy Proceeding amortization of debt cost aggregated approximately $160,000, for a total of $6,436,700. Included in the $3,406,700 were the bankruptcy administration costs of approximately $714,000, which cost should be non-recurring.

The following is an analysis of the results of operations for the last three fiscal years ended September 30, 1996, 1995 and 1994.

For the Y/E September 30, 1996:

During this annual period, the Registrant had no sales revenue. The prior fiscal year, as noted below, had $268. Research and development costs were $1,358,059 as compared to the prior fiscal year of $751,437. These increased research and development costs were attributable to refining the operation of the Chek/One, attempting to achieve F.B.I. standards for the Chek/Ten, and manufacturing prototypes for the Chek/One, Chek/Ten and the Booking Station for "beta testing" by prospective customers. Selling, general and administrative costs for this fiscal year were $1,203,020 as contrasted to $701,246 in the prior fiscal year. The approximate $502,000 increase in these costs were in part attributable to having five additional full time employees plus five other employees who had worked for only part of the prior fiscal year. In addition, approximately $120,000 was paid in accounting and legal fees to enable the Registrant to update the disclosure and financial statements required under the S12 of the Securities Exchange Act for the three prior fiscal years and a four month stub period. The debt expense on the moneys owed to SIS Capital Corp. pursuant to the Second Amended Plan of Reorganization $61,396 as compared to $62,985 in the prior year.

For the Y/E September 30, 1995:

During this period, the Registrant had only $268 in sales revenue. Research and development was $751,437 as compared to the prior fiscal period of $760,549. The research and development costs were expended on development of the LPS-12 (now the CHEK/ONE), the LPS-14 (now the CHEK/TWO), and the booking station. Selling and general administration costs were $701,246 as compared to $788,329 for the year ended September 30, 1994.

For the Y/E September 30, 1994:

During this annual period, the Registrant had sales and service contract revenue of $28,770 and $994 of interest income.
The sales revenue was derived from rental of systems to the State of New York. Research and development costs were $760,549 as contrasted to $542,970 for the four month period ended September 30, 1993 and $906,436 for the year ended May 31, 1993. The research and development costs for the year ended September 30, 1994 were primarily expended on developing a FACS for New York State and New York City Departments of Welfare, and another FACS for the Jamaican government, which research and development costs were not recouped. The selling and general administrative expenses were $788,329 as compared to $277,843 for the four month period ended September 30, 1993 and $1,513,594 for the year ended May 31, 1993. Such reduction was due to discharge of personnel occasioned by the Chapter 11 Proceeding. Bankruptcy cost of administration was $454,054 for this period. Amortization of deferred compensation and write off of stock options granted to three employees at below market price in the sum of $595,800 was taken in this period. Such amortization had no effect on cash flow.